Exhibit (a)(5)

News Release
United Airlines Worldwide Media Relations 872.825.8640 Media.relations@united.com

United Continental Holdings, Inc. Announces

Put Option Notification for 6.0%

Convertible Senior Notes Due 2029

Chicago, Sept. 16, 2014 – United Continental Holdings, Inc. (NYSE: UAL) (the “Company” or “UAL”) today announced that it is notifying holders of the $58,291,000 outstanding principal amount of its 6.0% Convertible Senior Notes due 2029 (the “Notes”) that they have a right, pursuant to the terms of the Notes, to require the Company to purchase, on October 15, 2014, all or a portion of such holders’ Notes (the “Put Option”) at a price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, Oct. 15, 2014. As Oct. 15, 2014 is an interest payment date for the Notes, interest accrued up to the purchase date will be paid to record holders as of the interest record date immediately preceding this interest payment date, and, therefore, the Company expects that there will be no accrued and unpaid interest due as part of the purchase price. Under the terms of the Notes, the Company has the option to pay the purchase price for the Notes with cash, stock, or a combination of cash and stock, and has elected to pay for the Notes solely with cash.

As required by rules of the Securities and Exchange Commission, the Company will file a Tender Offer Statement on Schedule TO later today. In addition, UAL’s company notice to holders (a copy of which will be attached as an exhibit to such Schedule TO) with respect to the Put Option specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, which is The Bank of New York Mellon Trust Company, N.A. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.

The holders’ opportunity to exercise the Put Option will commence on Sept. 16, 2014, and will terminate at 5:00 p.m. EST, on Oct. 14, 2014. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 5:00 p.m. EST, on Oct.14, 2014.

-more-

United Continental Holdings, Inc. Announces Put Option Notification for 6.0% Convertible Senior Notes Due 2029/ Page 2

The address of The Bank of New York Mellon Trust Company, N.A. is Corporate Trust Operations, 2 N. La Salle Street, Suite 1020, Chicago, IL 60602, Attention: Mr. Dan Donovan, Phone: (312) 827-8547, Fax: (312) 827-8542.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

About United

United Airlines and United Express operate an average of more than 5,200 flights a day to 374 airports across six continents. In 2013, United and United Express operated nearly two million flights carrying 139 million customers. With U.S. mainland hubs in Chicago, Denver, Houston, Los Angeles, Newark, San Francisco and Washington, D.C., United operates more than 700 mainline aircraft and, in 2014, will take delivery of 35 new Boeing aircraft, including the 787-9 as the North American launch customer, and will welcome 32 new Embraer 175 aircraft to United Express. The airline is a founding member of Star Alliance, which provides service to 192 countries via 27 member airlines. More than 85,000 United employees reside in every U.S. state and in countries around the world. For more information, visit united.com, follow @United on Twitter or connect on Facebook. The common stock of United’s parent, United Continental Holdings, Inc., is traded on the NYSE under the symbol UAL.

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